UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ceragon Networks Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M22013 10 2
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13G

CUSIP No. M22013 10 2

1)	NAME OF REPORTING PERSON Yehuda Zisapel
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,952,000
	6)	SHARED VOTING POWER 10,717
	7)	SOLE DISPOSITIVE POWER 1,952,000
	8)	SHARED DISPOSITIVE POWER 10,717
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,717
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.74%*
12)	TYPE OF REPORTING PERSON IN

*Based on 52,457,168 shares outstanding as of December 31,.2013.

CUSIP No. M22013 10 2

1)	NAME OF REPORTING PERSON Nava Zisapel
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Israeli
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,119,000
	6)	SHARED VOTING POWER 10,717
	7)	SOLE DISPOSITIVE POWER 1,119,000
	8)	SHARED DISPOSITIVE POWER 10,717
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,717
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.15%*
12)	TYPE OF REPORTING PERSON IN

* Based on 52,457,168 shares outstanding as of December 31,.2013.

CUSIP No. M22013 10 2

This Amendment No. 3 amends and restates the Statement on Schedule 13G (as amended, the “Statement”) filed on December 31, 2007 in respect of the ordinary shares, par value NIS 0.01 per share of Ceragon Networks Ltd.

Item 1(a).	Name of Issuer:

Ceragon Networks Ltd. (hereinafter referred to as the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by Mr. Yehuda Zisapel and Ms. Nava Zisapel (each a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Mr. Yehuda Zisapel is 24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel.

The address of Ms. Nava Zisapel is 27 Habarzel Street, Tel-Aviv 69710, Israel.

Item 2(c).	Citizenship

Israeli

Item 2(d).	Title of Class of Securities:

This statement relates to Ordinary Shares, par value NIS 0.01 per share (hereinafter referred to as “Ordinary Shares”).

Item 2(e).	CUSIP Number:

M22013 10 2

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The percentages used herein and in the rest of this 13G are calculated based upon a total of 52,457,168 Ordinary Shares outstanding as of December 31, 2013, as reported by the Company.

The following is the information asked for in Item 4 for each of Yehuda Zisapel and Nava Zisapel:

Yehuda Zisapel

(a) Amount beneficially owned:	1,962,717

(b) Percent of Class:	3.74%

(c)(i) Sole power to vote or direct the vote:	1,952,000

(c)(ii) Shared power to vote or to direct the vote:	10,717

(c)(iii) Sole power to dispose or direct the disposition	1,952,000

(c)(iv) Shared power to dispose or direct the disposition	10,717

Nava Zisapel

(a) Amount beneficially owned:	1,129,717

(b) Percent of Class:	2.15%

(c)(i) Sole power to vote or direct the vote:	1,119,000

(c)(ii) Shared power to vote or to direct the vote:	10,717

(c)(iii) Sole power to dispose or direct the disposition	1,119,000

(c)(iv) Shared power to dispose or direct the disposition	10,717

See Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons have agreed that: (i) they will only sell shares in the Company following consultation with professionals to ensure compliance with applicable law; (ii) they will update each other on their respective sales; (iii) they will cooperate with respect to sales of shares to take into account, to the extent appropriate, the interests of the Company; and (iv) they each have a right to tag along to off-market sales of the other on a pro rata basis.  Notwithstanding the foregoing, nothing in this Statement shall be construed as an admission that the Reporting Persons constitute a group for purposes of Section 13(d) of the Act or that either Reporting Person is the beneficial owner of any of the securities held by the other Reporting Person, and each of the Reporting Persons disclaims beneficial ownership over the Ordinary Shares held by the other Reporting Person.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: February 11, 2014

/s/ Yehuda Zisapel Yehuda Zisapel

Date: February 11, 2014

/s/ Nava Zisapel Nava Zisapel

Exhibit Index

Exhibit No.	Description
99.1	Agreement between Reporting Persons regarding filing of joint Schedule 13G.